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SEC 1147 POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
(9-0)    CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
         DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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                                                     UNITED STATES                                     -----------------------------
                                           SECURITIES AND EXCHANGE COMMISSION                               OMB APPROVAL
                                                 WASHINGTON, D.C. 20549                                -----------------------------
                                                                                                       OMB Number.        3235-0101
                                                                                                       -----------------------------
                                                                                                       Expires:     August 31, 2003
                                                                                                       -----------------------------
                                                                                                       Estimated average burden
                                                       FORM 144                                        Hours per response.......2.0
                                                                                                       -----------------------------
                                                                                                       -----------------------------
                                        NOTICE OF PROPOSED SALE OF SECURITIES                                   SEC USE ONLY
                                PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933                  -----------------------------
                                                                                                       DOCUMENT SEQUENCE NO.

                                                                                                       -----------------------------
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a  CUSIP NUMBER broker to execute sale or executing a sale directly with a market maker.
                                                                                                       -----------------------------
                                                                                                       WORK LOCATION

                                                                                                       -----------------------------

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1(a) NAME OF ISSUER (Please type or print)                                      (b) IRS IDENT. NO.      (c) S.E.C. FILE NO.

HCC Insurance Holdings, Inc.                                                    76-0336636                  0-20766
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1(d) ADDRESS OF ISSUER         STREET        CITY                  STATE          ZIP CODE               (e) TELEPHONE
                                                                                                         ---------------------------
                                                                                                         AREA CODE     NUMBERS
13403 Northwest Freeway                      Houston               Texas              77040              713           690-7300
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2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES  (b) IRS IDENT. NOT. (c) RELATIONSHIP (d) ADDRESS STREET  CITY  STATE  ZIP CODE
     ARE TO BE SOLD                                                           TO ISSUER

Stephen J. Lockwood                                                           Director     27 Congress Street, Suite 108, Salem,
                                                                                           MA 01970
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 INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C.
               File Number.
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3(a)            (b)                                           SEC USE (c)         (d)          (e)         (f)          (g)
  Title Of The  Name And Address Of Each Broker Through Whom   ONLY   Number Of   Aggregate    Number Of   Approximate  Name Of Each
    Class Of    The Securities Are To Be Offered Or Each      ------- Shares Or   Market Value Shares Or   Date Of Sale Securities
   Securities   Market Maker Who Is Acquiring The Securities  Broker- Other Units (See Instr.  Other Units (See Instr.  Exchange
   To Be Sold                                                 Dealer  To Be Sold  3(d))        Outstanding 3(f))        (See Instr.
                                                              File    (See Instr.              (See Instr. (MO. DAY YR.) 3(g))
                                                              Number  3(c))                    3(e))
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Common          Raymond James & Associates
Stock           880 Carillon Parkway                                   250,000    $7,000,000   59,026,563    10/12/01      NYSE
                St. Petersburg, FL 33716                                          (Note 1)      (Note 2)
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
INSTRUCTIONS:
1. (a) Name of issuer
   (b) Issuer's I.R.S. Identification Number
   (c) Issuer's S.E.C. file number, if any
   (d) Issuer's address, including zip code
   (e) Issuer's telephone number, including area code

2. (a) Name of person for whose account the securities are to be sold
   (b) Such person's I.R.S. identification number, if such person is an entity
   (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
   (d) Such person's address, including zip code

3. (a) Title of the class of securities to be sold
   (b) Name and address of each broker through whom the securities are intended to be sold
   (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
   (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
   (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
   (f) Approximate date on which the securities are to be sold
   (g) Name of each securities exchange, if any, on which the securities are intended to be sold

                         TABLE I--SECURITIES TO BE SOLD
   Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

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                                                            Name Of Person From
                                                              Whom Acquired             Amount Of
    Title O f    Date you      Nature of Acquisition       (If gift, also give         Securities     Date Of
    The Class    Acquired          Transaction             date donor acquired)         Acquired      Payment      Nature of Payment
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
Common Stock    05/24/96       Acquisition of LDG HHC    HCC Insurance Holdings, Inc.   3,941,565     05/24/96       Exchange of
                               Management Company, Inc.                                                            private company
                                                                                                                  stock pursuant to
                                                                                                                        merger


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

INSTRUCTIONS:
 1. If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

 2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

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              TABLE II--SECURITIES SOLD DURING THE PAST 3 MONTHS
      Furnish the following information as to all securities of the issuer sold during the past three months by the person for whose
                     account the securities are to be sold.

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   Name and Address of Seller             Title of Securities Sold         Date of Sale         Amount of        Gross Proceeds
                                                                                               Securities
                                                                                                  Sold
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
   N/A





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

REMARKS: Note 1: Based upon NYSE Closing Price on October 11, 2001 of $28.00.
         Note 2: Shares outstanding as of August 6, 2001.


INSTRUCTIONS:
 See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

                               October 12, 2001
                    ----------------------------------------
                                Date of Notice
ATTENTION:
 The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

                            /s/ Stephen L. Lockwood
                    ----------------------------------------
                                  (Signature)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
    Any copies not manually signed shall bear typed or printed signatures.

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 ATTENTION: INTERNATIONAL MISSTATEMENTS OR OMISSION OF FACTS CONSTITUTE FEDERAL
                   CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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